June 21, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F St NE

Washington, D.C. 20549

Attention:	Anuja A. Majmudar

Timothy S. Levenberg

Re:	Torchlight Energy Resources, Inc.

Registration Statement on Form S-3

Filed May 28, 2021

File No. 333-256636

Ladies and Gentlemen:

On behalf of our client, Torchlight Energy Resources, Inc. (“Torchlight” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 17, 2021, relating to the above referenced Registration Statement on Form S-3 (the “Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

General

1.	Please explain to us how you determined that this transaction is eligible to be registered on Form S-3. We note your language on the prospectus cover page stating that “[b]ecause the shares of our common stock offered by this prospectus will be issued only in exchange for or upon retraction or redemption of the exchangeable shares, we will not receive any cash proceeds from this offering.” Please note that pursuant to General Instruction I.B.1 of Form S-3, you may only register securities that are being offered “for cash,” and this does not include securities available for exchange offers or other business combination transactions. See also Question 116.17 of the Compliance and Disclosure Interpretations for Securities Act Forms, which states that Form S-3 is not available for business combinations.

K&L Gates LLP

1 Park Plaza Twelfth Floor Irvine CA 92614

T +1 949 253 0900 F +1 949 253 0902 klgates.com

General Instruction I.B.4(a) to Form S-3 provides that “[s]ecurities to be offered . . . upon the conversion of outstanding convertible securities or the exercise of outstanding warrants or options issued by the issuer of the securities to be offered, or by an affiliate of such issuer” may be registered on Form S-3, indicating that Form S-3 is appropriate for registration of shares of common stock (“Common Stock”) of Torchlight Energy Resources, Inc. (the “Company”) to be issued upon redemption, retraction or other exchange of shares of Metamaterial Exchangeco Inc. (formerly named 2798832 Ontario Inc.), an Ontario corporation (“Canco”) (the “Exchangeable Shares”), a Canadian subsidiary of the Company.

As previously disclosed in the Company’s Current Report on Form 8-K, filed on December 14, 2020, and as subsequently described in more detail in the Company’s Definitive Proxy Statement on Schedule 14A for its 2021 special meeting of stockholders, filed on May 7, 2021, the Company’s acquisition of Metamaterial, Inc., an Ontario corporation (“Meta”) is to occur pursuant to a court approved plan of arrangement effected under the Business Corporations Act (Ontario) (the “Plan of Arrangement”). Under the Plan of Arrangement, eligible Meta shareholders had the right to choose to receive either shares of Common Stock, Exchangeable Shares or a combination thereof. The issuance of Common Stock and the Exchangeable Shares under the Plan of Arrangement will be exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Section 3(a)(10) thereof. As a result, no registration of the securities issued to former Meta shareholders under the Plan of Arrangement as consideration for their Meta common shares is required. Item 4.A of Revised Staff Legal Bulletin No. 3 (CF) indicates, however, that “when options, warrants, or other convertible securities are issued in the Section 3(a)(10) transaction, Section 3(a)(10) does not exempt the later exercise or conversion.” Hence, the Company is registering the issuance of shares of Common Stock upon the redemption, retraction or other exchange of the Exchangeable Shares (such shares of Common Stock, the “S-3 Shares”), a process that is expected to occur from time to time over the next seven years.

The Registration Statement on Form S-3 filed by the Company covers only the S-3 Shares and does not pertain to any securities which are to be issued under the Plan of Arrangement. The issuance of the S-3 Shares is distinct and separate from the issuance of securities under the Plan of Arrangement because holders of the Exchangeable Shares will be required to make a separate investment decision in the future if and when they determine to exchange their Exchangeable Shares for Common Stock rather than continue to own such Exchangeable Shares or sell such Exchangeable Shares to a third party. The distinction between the two investment decisions is logically consistent with the position reflected in Revised Staff Legal Bulletin No. 3 (CF) to not extend, under similar circumstances, the Section 3(a)(10) exemption to the separate investment decision regarding whether to convert, hold or sell any convertible securities originally issued in a Section 3(a)(10) transaction. Here, the investment decision by Meta shareholders regarding whether to receive Common Stock and/or Exchangeable Shares was based on disclosure under applicable Canadian securities laws, which disclosure was included as part of Meta’s Notice of Meeting and Management Information Circular for the Annual General and Special Meeting of Securityholders of Meta, dated February 9, 2021 (the “Meta Proxy Circular”). Hence, the disclosure set forth in the Meta Proxy Circular contained the information relevant to Meta’s shareholders making a decision as to whether to approve the Plan of Arrangement and the form of consideration that they would receive in such business combination transaction. A holder’s later decision of when and whether to exchange an Exchangeable Share for a share of Common Stock is a distinct and separate investment decision from the investment decision made in connection with the business combination itself, and Form S-3 provides all necessary information relevant to such later investment decision.

Prior to filing the Registration Statement on Form S-3, the Company and its legal counsel reviewed no-action letters relating to acquisitions conducted pursuant to plans of arrangement that involved exchangeable shares similar to the Exchangeable Shares. In each case, the shares issued in connection with the plans of arrangement were exempt from registration pursuant to Section 3(a)(10) of the Securities Act while the common shares of the registrant to be issued in a future exchange for the exchangeable shares were registered on Form S-3 (to the extent the issuer was otherwise eligible to use such form).

For example, in Pioneer Natural Res. Co., SEC No-Action Letter, 1997 WL 737760, at *2-3 (Nov. 25, 1997), the registrant’s letter to the Staff noted that the registrant had, prior to the effective time of the plan of arrangement, “filed a Form S-3 registration statement in order to register the Pioneer Common Stock to be issued from time to time after the Effective Time upon exchange of the Exchangeable Shares.” The registrant further noted that “[i]t is our understanding that the subsequent offer and sale of the shares of Pioneer Common Stock in exchange for the Exchangeable Shares is not an exempt transaction under Section 3(a)(10) or Section 3(a)(9) of the Securities Act and, thus, requires registration under the Securities Act on a Form S-3 registration statement (or other applicable form).” While the Staff did not directly address the registrant’s use of Form S-3 in Pioneer Natural Res. Co., the Staff indicated it would not recommend enforcement action and did not take issue with use of the Form S-3 as described in the registrant’s letter to the Staff.

Similarly, in both Homestake Mining Co., No-Action Letter, 1999 WL 64610, at *2 (Feb. 10, 1999) and Battle Mountain Gold Co., No-Action Letter, 1997 WL 637628, at *5 n. 1 (Oct. 15, 1997) the registrants, in their letters to the Staff requesting no action relief, noted that their common shares issued in exchange for the exchangeable shares had been registered on Form S-3. As in Pioneer Natural Res. Co., in Homestake Mining Co. and Battle Mountain Gold Co. the Staff did not directly address the use of Form S-3 for registration of the shares issuable in exchange for the exchangeable shares. However, the Staff otherwise granted no action relief with respect to the transactions described in the registrants’ letters and did not raise any issue with use of Form S-3 as described in the registrants’ letters.

The Company and its legal counsel also reviewed documentation from numerous other acquisitions of Canadian targets by U.S. acquirers pursuant to plans of arrangement. The shares issued by the acquirer, including the exchangeable shares, in many of the precedent transactions reviewed by the Company were exempt from registration under Section 3(a)(10) of the Securities Act, and with shares of the acquirer to be issued upon future exchange of the exchangeable shares registered on Form S-3. For example, on October 29, 2007, Bowater Incorporated, a U.S. corporation, and Abitibi-Consolidated Inc., a Canadian corporation, each became subsidiaries of AbitibiBowater Inc., a Delaware corporation, through a merger of equals conducted pursuant to a plan of arrangement (the “Bowater Transaction”). In connection with the Bowater Transaction, Bowater Canada Inc., a Canadian subsidiary of Bowater Incorporated, issued exchangeable shares to certain eligible shareholders of Abitibi-Consolidated Inc. pursuant to the exemption from registration provided by Section 3(a)(10) of the Securities Act, which exchangeable shares were exchangeable for common shares of AbitibiBowater Inc. The common shares of AbitibiBowater Inc. to be issued in exchange for the exchangeable shares of Bowater Canada Inc. were registered on a Registration Statement on Form S-3 filed by AbitibiBowater Inc. on October 29, 2007, file number 333-146979.

Based on the analysis outlined above, the Company respectfully submits that its analysis of the Securities Act and the rules promulgated thereunder, no-action letters issued by the Staff, and various similar transactions, all as outlined in more detail above, affirm the conclusion that the Company is eligible to register the S-3 Shares on the S-3.

* * *

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (949) 623-3519.

Sincerely,

K&L Gates LLP

/s/Michael A. Hedge
Michael A. Hedge

cc:

John A. Brda, Torchlight Energy Resources, Inc.

Jason C. Dreibelbis, K&L Gates LLP

Robert D. Axelrod, Axelrod & Smith P.C.

George Palikaras, Metamaterial Technologies Inc.

Kenneth L. Rice, Metamaterial Technologies Inc.

Martin J. Waters, Wilson Sonsini Goodrich & Rosati, P.C.

Ethan P. Lutske, Wilson Sonsini Goodrich & Rosati, P.C.

Tom Hornish, Wilson Sonsini Goodrich & Rosati, P.C.

John Sabetti, Fasken Martineau DuMoulin LLP